EXHIBIT 99.1

Volvo -- Preliminary report on 2003 operations

GOTEBORG, Sweden, Feb. 03, 2004 (PRIMEZONE) -- Volvo:

                                       Fourth quarter        Year
                                       2003      2002    2003    2002

 Net sales, SEK M                      48,733   45,877  174,768 177,080
 Operating income, SEK M                1,766      823    6,534   2,837
 Income after financial items, SEK M    1,589      737    5,687   2,013
 Net income, SEK M                      1,144      638    4,328   1,393
 Sales growth, %                          6.2     (5.7)   (1.3)   (2.0)
 Income per share, SEK                   2.70     1.50    10.30   3.30
 Return on shareholders' equity, %                          5.7    1.7

-- This Report on Operations for 2003 is preliminary due to that the Board of Directors awaits the outcome of ongoing discussions to divest AB Volvo's holding in Scania AB. As a consequence of the ongoing discussions, AB Volvo has not made any revaluation of its holding in Scania in this Report.

 -- Volvo announces intentions regarding its holding of Scania shares.

 -- Net sales for the fourth quarter 2003 amounted to SEK 48,733 M
    (45,877).

 -- Operating income for Trucks more than doubled in the fourth quarter and amounted to SEK 1,457 M (507). The strong improvement is due to improved results in North America and a favorable earnings trend in
    Europe within both Renault Trucks and Volvo Trucks. Volvo Trucks shows continued solid performance in Europe.

 -- Net income increased to SEK 1,144 M (638) in the fourth quarter.

 -- Income per share for the fourth quarter amounted to SEK 2.70 (1.50).
    Income per share for the year more than tripled and amounted to SEK
    10.30 (3.30).

 -- Cash flow after net investments excluding Financial Services improved to SEK 7.8 billion (4.9) in the fourth quarter.

 -- The Board of Directors proposes that a cash dividend of SEK 8.00 per share be paid for 2003.

Comments by the Chief Executive Officer

We are currently involved in discussions with a number of potential buyers regarding the sale of our holding in Scania. If we do not reach an agreement with a buyer, we will seek a solution that fulfils the European Commission's requirement for divestment and at the same time provides Volvo's shareholders the possibility to realize the added value that exists in a large block of A shares and to fully exercise the influence in Scania that is inherent in the high voting rights carried by A shares. See further on page 3.

Our positive development continued during the fourth quarter, with sharply improved profitability and very strong cash flow. Operating income and operating margin doubled compared with the fourth quarter of 2002.

Operating income also doubled for the full year, and income per share tripled -- despite the volume of sales not having increased to any significant extent.

This major improvement is attributable mainly to new products, synergies and cost savings.

Our new products and services have captured market shares in important markets and provided increased value to our customers, which is reflected in a relevant price picture.

The synergies are the result of many years of work carried out throughout the Group to coordinate operations, from product development and purchasing to production and distribution. The year 2003 is when these efforts began to have an effect on earnings.

Costs and capacity were aligned with lower demand within Volvo Aero, Buses and the North American truck operations. Many of the measures will yield long-term efficiency improvements, for example coordination between Mack Trucks and Volvo Trucks in North America.

In terms of individual business areas, Volvo Penta again reported strong earnings, with an operating margin for the full year exceeding 9%.

The truck operations improved profitability in significant figures for the Group as a result of reduced costs in North America, stable and high earnings capacity for Volvo Trucks in Europe and increased productivity in Renault Trucks.

Financial Services nearly doubled operating income and developed solidly.

Volvo CE also advanced strongly during 2003. Sales rose significantly in the fourth quarter. The upturn in the North American market noted during 2003 is looking increasingly stable.

Volvo Aero and Buses, which are both facing difficult business climates, are still on the downside. For Volvo Aero, it appears that 2004 will be another difficult year, although the aftermarket segment is showing some signs of recovery. The view for Buses is fragmented, with major variations in demand between markets. Buses decided in December to close the body plant in Aabenraa in Denmark and is continuing to monitor operations, with focus on Europe.

We assess that the truck market in Europe will remain at today's relatively high level of 214,000 trucks, or increase somewhat during 2004. Customer activity rose in North America during the fourth quarter and there are expectations of an increase by 10-15% to a level of about 200,000 trucks.

The growth regions continue to develop favorably. Iran and China accounted for a large share of our growth in Asia during 2003, when the Group took many important steps to increase its presence in China.

The level of the Group's activities to enhance efficiency and improve distribution and service will remain high, in established as well as growth markets. With our strong product program and improved cost position, I believe we have favorable conditions for profitable growth.

Leif Johansson

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 71,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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The full report isavailable for download:

http://www.waymaker.net/bitonline/2004/02/03/20040203BIT20140/wkr0006.pdf

http://www.waymaker.net/bitonline/2004/02/03/20040203BIT20140/wkr0008.doc